Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

	Q1 2018	For the Year-Ended October 31, 2017	For the Year-Ended October 31, 2016	For the Year-Ended October 31, 2015
Return on Assets	0.94%	0.97%	0.89%	0.95%
Return on Equity	17.4%	17.0%	16.3%	18.6%
Dividend Payout Ratio	45%	46%	48%	46%
Equity to Asset Ratio	5.78%	6.12%	5.90%	5.57%